Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Income before net loss on real estate disposals, income taxes, minority interest, discontinued operations and preferred stock dividends and issuance costs	$120,351	$125,964	$119,297	$93,537	$89,935

Interest expense
Senior notes payable and other debt	204,218	136,544	100,431	61,979	57,498
United States settlement	—	—	—	—	4,943

Earnings	$324,569	$262,508	$219,728	$155,516	$152,376

Interest expense
Senior notes payable and other debt	$204,218	$136,544	$100,431	$61,979	$57,498
United States settlement	—	—	—	—	4,943

Fixed charges	$204,218	$136,544	$100,431	$61,979	$62,441

Ratio of Earnings to Fixed Charges	1.59	1.92	2.19	2.51	2.44